Exhibit 10.1

CIGNA Corporation
Compensation Program for Independent Vice Chairman/Chairman of the Board of Directors
Effective July 1, 2009 to December 31, 2010

This Compensation Program (“Program”) applies to Isaiah Harris, Jr. for his service as the independent Vice Chairman of the Board of CIGNA Corporation (“CIGNA”) from July 1, 2009 to December 31, 2009 and as the independent Chairman of the Board of CIGNA from January 1, 2010 to December 31, 2010 (collectively referred to as Mr. Harris’s “Independent Board Leadership Position”). Compensation under this Program is in addition to and not in lieu of compensation under the CIGNA Corporation Non-Employee Director Compensation Program, amended and restated effective January 1, 2008, which continues to apply to Mr. Harris for his service as a member of the CIGNA Board of Directors.

I. Retainer

During any calendar quarter in which Mr. Harris fills the Independent Board Leadership Position, he will receive a quarterly retainer payment of $180,000. This quarterly retainer will be paid in cash each quarter.

II. Other Compensation

In light of the significant commitment of time and effort that Mr. Harris is expected to devote to service in the Independent Board Leadership Position, and in order to ensure that he is appropriately compensated for his efforts on behalf of the Board based on an assessment of the actual demands entailed by the position and the needs of CIGNA during the time that Mr. Harris fills the Independent Board Leadership Position, Mr. Harris may be paid additional compensation as set forth in this Section II.

Mr. Harris is eligible to receive:

•	a one-time award of up to $1,450,000 payable in cash (the “Cash Award”); and

•	payout from a stock unit award with a grant-date value of $1,450,000 (the “Units”)

which shall vest and be payable as set forth below.

A. Unit Award

The number of Units awarded is determined by dividing $1,450,000 by the average of the high and the low CIGNA common stock price (as reported on the Composite tape or successor means of publishing the stock price) on the award date. The number of Units awarded is rounded up to the next whole Unit.

Units were awarded to Mr. Harris on August 3, 2009, the first day of the next open window period following his July 1, 2009 commencement of service in the Independent Board Leadership Position.

B. Conditions for Payment of Units and Cash Award

No Unit or Cash Award payment will be made to Mr. Harris unless he remains in active service as a member of the CIGNA Board of Directors through the end of the Service Period. The “Service Period” will last from July 1, 2009 to the earlier of December 31, 2010, or Mr. Harris’s death or Disability. “Disability” means, in accordance with Section 22(e)(3) of the Internal Revenue Code, being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of 12 months.

After the end of the Service Period, the Corporate Governance Committee of CIGNA’s Board of Directors (the “Committee”) shall recommend, for approval by the full Board of Directors:

1.	The number of Units, if any, for which Mr. Harris will receive payment (the “Eligible Units”), and

2.	The amount of the Cash Award, if any, to be paid to Mr. Harris.

The Committee’s determination and the Board’s approval will be based upon their evaluation of Mr. Harris’s time and commitment in the Independent Board Leadership Position (including whether he served in the Independent Board Leadership Position through December 31, 2010), the nature and complexity of issues faced by Mr. Harris during the Service Period and Mr. Harris’s effectiveness in addressing any such issues and in representing the Board while filling the Independent Board Leadership Position. The Board’s determination shall be final and binding.

C. Timing of Payment of Eligible Units and Cash Award

1. Eligible Units

The cash value of any Eligible Units is payable in a lump sum in March of the year following the year the Service Period ends, but no later than March 15 of such year. The value of each Eligible Unit at payout is equal to the closing price of CIGNA common stock (as reported on the Composite tape or successor means of publishing the stock price) on the last business day of February of the year following the year the Service Period ends.

Any Units that are not Eligible Units (the “Forfeited Units”) will be forfeited and Mr. Harris will cease to have any rights under the Forfeited Units, as of the date the Board approves the number of Eligible Units.

2. Cash Award

Any Cash Award is payable in a lump sum in March of the year following the year the Service Period ends, but no later than March 15 of such year.

III. Other Benefits

The Company will reimburse Mr. Harris for reasonable business expenses and for certain tax obligations he would not otherwise have incurred but for his service in connection with his Independent Board Leadership Position.

IV. General

To the extent that a benefit under the Program is subject to Internal Revenue Code Section 409A (“Section 409A”), it is intended that this Program as applied to that benefit comply with the requirements of Section 409A, and the Program shall be so administered and interpreted.

In the event of Mr. Harris’s death before payment of all amounts due under this Program, the remaining amounts shall be paid at the times specified above to Mr. Harris’s surviving spouse or, if he has no surviving spouse, to his estate.

In the event of a combination or exchange of shares of CIGNA common stock, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in CIGNA’s corporate structure, the Board may make such equitable adjustments, to prevent dilution or enlargement of rights, as it may deem appropriate, in the number of Units outstanding. Outstanding Units shall be adjusted proportionally to reflect any recapitalization, stock split or stock dividend affecting CIGNA common stock. Units issued as a consequence of any such changes in CIGNA’s corporate structure or shares shall be subject to the same restrictions and provisions applicable to the Units with respect to which they are issued.

Mr. Harris’s right to receive Program benefits represents an unsecured claim against CIGNA’s general assets. Except as otherwise permitted by applicable law, no right to receive Program payments shall be transferable or assignable by Mr. Harris or subject in any manner to anticipation, sale, alienation, pledge, encumbrance, attachment or garnishment by his creditors, and any such attempt shall be void and of no force or effect.

Mr. Harris was elected by CIGNA’s shareholders to serve as a director on their behalf. He serves in the Independent Board Leadership Position at the behest of CIGNA’s Board of Directors, which may change the Board leadership and governance structure as it deems appropriate from time to time. The compensation program for the Independent Chairman of the Board will be reviewed by the Committee on an annual basis, and the next review will occur in 2011.